UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2008.

Commission File Number: 001-32558

IMA EXPLORATION INC.

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 (Translation of registrant's name into English)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

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(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

EXHIBIT LIST

32.1        CEO Certification

32.2        CFO Certification

99.1        Financial Statements for the Period Ended September 30, 2008

99.2        Management's Discussion & Analysis

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

                                                        IMA EXPLORATION INC.

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Date: November 12, 2008                      /s/ Joseph Grosso

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                                                        Joseph Grosso,

                                                        President & CEO